EXHIBIT E

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF OCTOBER 26, 2011

The information included in this Exhibit E supplements the information about the Republic contained in the Republic’s annual report for the year ended December 31, 2010 on Form 18-K filed with the Commission on October 3, 2011. To the extent the information in this Exhibit E is inconsistent with the information contained in such annual report, the information in this Exhibit E replaces such information. Initially capitalized terms used in this Exhibit E have the respective meanings assigned to those terms in such annual report.

Selected Panamanian Economic Indicators(1)

The following table sets forth Panama’s principal economic indicators for the years 2006 through 2010:

	2006(R)	2007(R)	2008(R)	2009(R)	2010(P)
Economic Data:
GDP (millions, nominal dollars)(2)	$17,137	$19,794	$23,001	$24,080	$26,777
GDP (millions, constant dollars)(2) (3)	$15,239	$17,084	$18,813	$19,414	$20,863
GDP (% change, constant dollars)(2) (3)	8.5%	12.1%	10.1%	3.2%	7.5%
Service Sector (% change, constant dollars)(2) (3) (4)	9.4%	12.0%	10.5%	4.2%	10.5%
Other (% change, constant dollars)(2) (3) (5)	7.8%	8.7%	12.4%	0.3%	0.1%
GDP Per Capita (constant dollars)(3)	$4,646	$5,115	$5,564	$5,616	$6,125
Population (millions)	3.28	3.34	3.40	3.45	3.40
CPI - Period Average (% change)	2.5%	4.2%	8.7%	2.4%	3.5%
Unemployment	6.7%	4.7%	4.2%	5.2%	4.7%
Public Finance:
Total Consolidated Non-Financial Public Sector Revenues (millions)	$4,273	$5,499	$6,015	$6,268	$6,874
Total Consolidated Non-Financial Public Sector Expenditures (millions)(6)	$3,624	$4,218	$5,294	$5,806	$6,670
Overall Surplus (Deficit) (millions)	$88	$683	$98	$(253)	$(512)
As % of Nominal GDP	0.5%	3.5%	0.4%	(1.0)%	(1.9)%
Central Government Surplus (Deficit) (millions)	$36	$240	$63	$(357)	$(683)
As % of Nominal GDP	0.2%	1.2%	0.3%	(1.5)%	(2.6)%
Public Debt (at December 31):
Internal Debt (millions)	$2,664	$2,195	$1,960	$822	$1,191
External Debt (millions)	$7,788	$8,276	$8,477	$10,150	$10,438
Public Debt (as % of Nominal GDP)
Internal Debt	15.5%	11.1%	8.5%	3.4%	4.4%
External Debt	45.4%	41.8%	36.9%	42.2%	39.0%
Total Public Debt (millions)	$10,453	$10,471	$10,438	$10,972	$11,629
Trade Data:
Exports (f.o.b.) Goods(7) (millions)	$8,478	$9,334	$10,323	$11,133	$11,330
Imports (c.i.f.) Goods(7) (millions)	$(10,190)	$(12,524)	$(14,869)	$(13,256)	$(15,946)
Merchandise Trade Balance (millions)	$(1,712)	$(3,190)	$(4,546)	$(2,123)	$(4,615)
Current Account Surplus (Deficit) (millions)	$(527)	$(1,407)	$(2,677)	$(43)	$(2,953)
Overall Balance of Payments Surplus (Deficit)(8) (millions)	$172	$622	$585	$616	$348
Total Official Reserves (at December 31) (millions)	$1,328	$1,927	$2,417	$2,753	$2,245

(R)	Revised figures.
(P)	Preliminary figures.
(1)	All monetary amounts in millions of U.S. dollars at nominal prices, unless otherwise noted.
(2)	2009 GDP figures are preliminary, 2010 GDP figures are estimated.
(3)	Constant GDP figures are based on 1996 constant dollars.
(4)	Including real estate, public administration, commerce, restaurants and hotels, financial services, the Colón Free Trade Zone (or the “CFZ”), The Panama Canal, transportation and communications, public utilities and other services.
(5)	Including mining, manufacturing, agriculture and construction.

(6)	Excluding interest on external debt.
(7)	Including the CFZ.
(8)	Figures have been calculated pursuant to the Version V of the Balance of Payments Manual prepared by the IMF.

Sources: Directorate of Analysis and Economic Policies, Office of the Comptroller General, Banco Nacional de Panamá (“BNP”) and Ministry of Economy and Finance.

Recent Government Actions

On August 30, 2011, President Ricardo Martinelli dismissed Vice President Juan Carlos Varela as Minister of Foreign Affairs, prompting members of Mr. Varela’s party to resign from senior governmental positions and resulting in the termination of the coalition between the President’s party (Cambio Democrático (CD)) and that of the Vice President (Partido Panameñista (PPA)). In an address to the nation on September 1, 2011, President Martinelli explained his decision, stating that the Minister of Foreign Affairs should be a full-time position, and that Mr. Varela had neglected the duties of his office as a Presidential candidate for the 2014 elections. Mr. Varela, who will remain in his elected position as Vice President of the country, is also the President of PPA. The officials from his party who resigned include, most notably, Alberto Vallarino, Minister of Economy and Finance, and Carlos Duboy, Minister of Housing. President Martinelli and the remainder of his Cabinet belong to CD. President Martinelli and his senior economic advisors, including then Vice Minister of Economy Frank De Lima, indicated that the political changes will not alter in any way the course of economic and fiscal policy that have been under way since the beginning of the Martinelli administration in July 2009. Subsequently, on October 6, 2011, Vice Minister De Lima was named Minister of Economy and Finance. Mahesh Khemlani moved from his position as Public Credit Director of the Ministry of Economy and Finance to the position of Vice Minister of Finance on September 1, 2011, replacing former Vice Minister Dulcidio de la Guardia, whose previously planned return to the private sector was unrelated to the political developments mentioned above.

During the first quarter of 2011 the Government created an autonomous public entity, referred to as the Empresa Nacional de Autopistas (“ENA”), in order to provide the financing for, and to acquire ownership of, the Corredor Sur and Corredor Norte toll highways in Panama. The Republic subsequently decided to separate the acquisition of the Corredor Sur and Corredor Norte toll roads into two stand-alone transactions. On August 1, 2011 Ingenieros Civiles Asociados (“ICA”), the Mexican company that owned and operated the Corredor Sur, and ENA, signed a Share Purchase Agreement for ENA to purchase all of ICA’s shares in ICA Panamá for $420.0 million dollars. On August 12, 2011, ENA acquired the Corredor Sur, and on August 18, 2011, ENA successfully issued and placed $395.0 million dollars in bonds to finance the acquisition of the toll road. The Government contributed $50.0 million to ENA in connection with the purchase. The transaction was finalized on August 24, 2011. The Government intends to conclude the Corredor Norte transaction as soon as practicable.

The Economy

The National Assembly of the Republic of Panama (the “Assembly”) approved Panama’s 2011 budget on November 2, 2010. The 2011 budget contemplates total expenditures of $13.0 billion, with budget estimates based on an anticipated 9.5% growth in nominal GDP, and an anticipated consolidated non-financial public sector deficit of approximately $425.9 million (or approximately 1.4% of estimated nominal GDP) for 2011. As of October 25, the Republic estimates nominal GDP for 2011 will be approximately $30.5 billion.

In the first six months of 2011, Panama’s gross domestic product (“GDP”) registered an estimated real increase of 10.3% compared to the same period of 2010. The mining sector grew an estimated 16.5% percent in the first six months of 2011, compared to the same period of 2010 primarily due to a growth in the demand for basic materials used in construction. Manufacturing activity increased an estimated 3.2% in the first six months of 2011 compared to the same period of 2010 due in part to an increase in meat products and in chemical products. In the first six months of 2011, the construction sector grew by an estimated 17.3% compared to the same period of 2010 due to public and private investment in civil engineering and non-residential projects, including, among others, the expansion of the Panama Canal, international airport expansion and the Government’s expansion and rehabilitation of road infrastructure. The transportation and communications sector grew an estimated 15.1% in the first six months of 2011 compared to the same period of 2010 primarily due to the sector’s activities in the Panama Canal, ports, railways and telecommunications. The financial intermediation sector grew an estimated 10.3% in the first six months of 2011 compared to the same period of 2010 primarily due to the performance of the international banking center. The agriculture sector increased an estimated 2.5% in the first six months of 2011 compared to the same period of 2010 primarily due to the increase in crops such as rice and corn, as well as an increase in cultivated and harvested areas. The fisheries sector decreased an estimated 24.5% in the first six months of 2011 compared to the same period of 2010 due to a decrease in the capture and export of marine products. Commerce increased an estimated 11.4% in the first six months of 2011 compared to the same period of 2010 due in part to higher sales of fuel, agricultural raw materials, food, drinks and tobacco. The hotels and restaurant sector increased an estimated 7.0% in the first six months of 2011 compared to the same period of 2010 primarily due to an increase in the number of foreign tourists. The real estate sector increased an estimated 12.7% in the first six months of 2011 compared to the same period of 2010 primarily due to an increase in promotion and real estate activities by realtors.

Public Debt

As of September 30, 2011, Panama’s external debt totaled approximately $10.8 billion, representing an increase of $557.6 million since December 31, 2010. Panama’s total public sector debt as of September 30, 2011 was approximately $12.9 billion, representing an increase of $1.3 billion since December 31, 2010. As of September 30, 2011, approximately 79.1% of the total public sector external debt was owed to commercial lenders and bondholders, with 17.3% owed to multilateral institutions and 3.6% owed to bilateral lenders. Since September 30, 2011, there has been no additional external debt issued by the Republic.

In an effort to promote the development of Panama’s capital markets, the Government held twelve auctions as part of its Treasury Bill issuances program from January 19, 2010 to December 14, 2010. During that time, Panama issued $387.1 million of zero-coupon Treasury Bills with short-term maturities of one year or less in Panama’s capital markets. As of December 31, 2010, outstanding Treasury Bills amounted to $230.0 million. The Government continued the program of Treasury Bill issuances in 2011 with ten auctions from January 18, 2011 to October 18, 2011. During that time, Panama issued $322.6 million of zero-coupon Treasury Bills with short-term maturities of one year or less in Panama’s capital markets. The Treasury Notes program had been suspended after the issuance of September 6, 2005; however, the Government reinstated the Treasury Notes issuance program in 2010 pursuant to Cabinet Decree No. 4 dated January 26, 2010 authorizing the issuance of local Treasury Notes in a principal amount up to $600 million. Between February 4, 2010 and December 14, 2010, the Government issued $466.2 million of Treasury Notes in eleven public auctions plus $100.0 million in a direct auction. As of December 31, 2010 outstanding Treasury Notes amounted to $635.1 million.

In order to increase the liquidity and depth of the market for internal securities, the Government implemented Ministry of Economy and Finance Ministerial Resolution No. 99 of 2011 on July 2011, creating the Market Makers Program. Institutions designated as Market Makers will bid in the domestic market for internal public debt securities in a manner similar to a primary dealer system. Participants, divided into Market Makers (Creadores de Mercado) and Candidates to Market Makers (Aspirantes a Creadores de Mercado), have exclusive access to the primary market and the secondary market, respectively, for Panamanian internal public debt securities. The Market Makers Program was formally launched on June 21, 2011 through a Treasury Notes auction with a 5.0% coupon and 2018 maturity (“Notes due 2018”). The indicative amount of the issuance was set at $50.0 million. The volume of bids received for this auction, however, amounted to US$632.3 million. The Republic issued $258.0 million of the Notes due 2018, with a weighted average yield of 4.560% and a spread of 229 bps over U.S. Treasury Notes of comparable maturity. On July 26, 2011, the Notes due 2018 were reopened for the first time, with an indicative amount of the issuance set at $50.0 million. The volume of bids received for the reopening, however, amounted to $510.4 million. The Republic issued $100.0 million of the reopened Notes due 2018, with a weighted average yield of 3.977% and a spread of 169 bps over U.S. Treasury Notes of comparable maturity. On September 20, 2011, the Notes due 2018 were again reopened, with an indicative amount of the issuance set at $50.0 million. The Republic issued $80.0 million of the reopened Notes due 2018, with a weighted average yield of 3.572% and a spread of 218 bps over U.S. Treasury Notes of comparable maturity. On October 11, 2011, the Notes due 2018 were again reopened, with an indicative amount of the issuance set at $50.0 million. The Republic issued $100.0 million of the reopened Notes due 2018, with a weighted average yield of 4.06% and a spread of 243 bps over U.S. Treasury Notes of comparable maturity.

As a further measure to increase the investor base for internal securities, the Ministry of Economy and Finance launched on July 26, 2011 a global securities administration platform administered by Citibank’s Direct Custody and Settlement division, to provide access to international investors to locally issued Panamanian bonds through sub-custody agreements. The Direct Custody and Clearing (DCC) services provide the clearing and settlement services for broker dealers and global custodians to support trading and investing activities around the world. Citibank’s DCC network includes seven other markets across Latin America and consists of 59 markets worldwide.

The Republic has improved its debt-to-GDP ratio in the past five years from 61.0% as of December 31, 2006 to an estimated 43.4% as of December 31, 2010. Using an estimated year-end nominal GDP figure of $30.5 billion for 2011, as of September 30, 2011, the Republic’s debt to GPD ratio was estimated to have been 42.3%.

International Trade

Panama concluded its free trade negotiations with the United States in December 2006, and signed a free trade agreement with the United States (the “Trade Promotion Agreement”) on June 28, 2007 which was to come into effect upon approval by each country’s legislature. The Panamanian Assembly ratified the Trade Promotion Agreement on July 11, 2007. On October 12, 2011, the U.S. Congress ratified the agreement and on October 21, 2011, the President of the United States signed the legislation implementing the Trade Promotion Agreement.

The Panama Canal

In a national referendum on October 22, 2006, the citizens of Panama voted to approve the canal expansion project proposed by the Panama Canal Authority that includes building a new lane of traffic in conjunction with the construction of a third set of locks which will double the Canal’s capacity allowing increased traffic and larger ships, to cost an estimated $5.2 billion. As of September 30, 2011, the total value of all the contracts awarded for the Panama Canal expansion project was approximately $4.2 billion.

On December 9, 2008, the Panama Canal Authority signed a $2.3 billion agreement with five multilateral and development organizations to finance the Canal’s expansion project. The Japan Bank for International Cooperation (“JBIC”), the European Investment Bank (“EIB”), the IADB, CAF and International Finance Corporation (“IFC”) agreed to provide approximately $800 million, $500 million, $400 million, $300 million and $300 million, respectively, in financing under favorable terms to the Panama Canal Authority. The remaining funds for the expansion project are expected to come from the Canal’s regular business operations and implementation of toll increases. To reduce the risk of lowering demand resulting from toll increases, the Panama Canal Authority implemented a three-year toll increase designed to generate the appropriate cash flows needed to finance a significant portion of the program. As of October 25, 2011, the Panama Canal Authority has received approximately $900.0 million in disbursements from the five multilateral and development organizations to finance the Canal’s expansion project.

During the Panama Canal Authority’s fiscal year ended September 30, 2011, the cargo that passed through the Canal increased 7.1% to 322.1 million Panama Canal Universal. Measurement System (PC/UMS) tons from the 300.8 million PC/UMS tons that passed through the Canal during its fiscal year ended September 30, 2010. This figure sets a historic high, exceeding the previous record of 312.9 million PC/UMS tons achieved during its fiscal year ended September 30, 2007.

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